Date: July 27, 2006

Contact: Neal A. Petrovich, Senior Vice President and Chief Financial Officer

                     434-773-2242   petrovichn@amnb.com

Traded: NASDAQ Global Select Market   **Symbol:**   AMNB

AMERICAN NATIONAL BANKSHARES INC. ANNOUNCES INCREASED EARNINGS FOR SECOND QUARTER

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, announced second quarter 2006 net income of $3.0 million, a 23.8% increase over the second quarter of 2005. Basic earnings per share increased 11.4% to $0.49, from $0.44 in the year earlier quarter; diluted earnings per share increased 9.1% to $0.48, from $0.44 in the second quarter of 2005.

The recently completed quarter includes the results of the acquisition of Community First Financial Corporation ("Community First") which occurred on April 1, 2006. The merger was accounted for as a purchase under generally accepted accounting principles. Accordingly, all assets and liabilities of Community First were recorded at estimated fair market value as of the merger date. In accordance with these accounting principles, certain valuation adjustments, such as the ones pertaining to loans and deposits, are being amortized over the estimated lives of those assets and liabilities.

"The financial results for the second quarter are extremely gratifying," stated Charles H. Majors, President and Chief Executive Officer, "but even more gratifying is the fact that we completed the acquisition and the related systems conversion during the quarter with no major problems. For this, I express my sincere gratitude to the employees of our company who worked so hard to make the conversion a success. I also wish to welcome our new customers. We intend to earn their continued business by offering quality financial services with exceptional customer service. I welcome our new shareholders and trust that they will benefit from their investment in American National. Lastly, I welcome Dr. Frank C. Crist, who previously served as chairman of Community First Financial Corporation, to the board of directors."

Net Interest Income

Comparing the second quarter of 2006 to the second quarter of 2005, net interest income, the Company's largest source of revenue, increased $1.8 million, or 30.5%. The improvement was due largely to the impact of the Community First acquisition, which significantly increased the Company's interest-earning assets. Average interest-earning assets increased from $597.2 million in the second quarter of 2005 to $749.7 million in the recently completed quarter. Second quarter 2006 interest income included a positive impact of $134,000 related to the valuation of Community First's loans. Similarly, interest expense for the quarter was reduced by $66,000 related to the valuation of certain Community First deposits. Beginning April 1, 2006, the loan valuation is being amortized over fifty-two months and the deposit valuation over thirteen months. Excluding these purchase accounting adjustments, net interest income increased $1.6 million or 27.1%. The Company's net interest margin, on a fully taxable equivalent basis, was 4.24% during the second quarter of 2006. Excluding the effects of the aforementioned purchase accounting adjustments for loans and deposits, the net interest margin was 4.13%, compared to 4.14% during both the same quarter of 2005 and the first quarter of 2006.

To meet its funding needs for the Community First acquisition, the Company issued $20.6 million of trust preferred securities during the second quarter of 2006. These securities bear interest at a fixed rate of 6.66% for five years, after which the interest rate will vary quarterly based on changes in the ninety-day LIBOR index. The Company may repay all or a portion of the securities after five years. Interest expense associated with these securities was $320,000 during the quarter.

For the first six months of 2006, net interest income was $13.7 million, up from $11.8 million for the first half of 2005. The increase is attributable to the acquisition of Community First and to general increases in interest rates.

Noninterest Income

Noninterest income rose 15.8% from $2.0 million in the second quarter of 2005 to $2.3 million in the second quarter of 2006. The increase is primarily the result of higher trust and investment services fees, increased mortgage banking income, and the effect of the Community First acquisition. Noninterest income for the first half of 2006 was $4.2 million, up $143,000 or 3.6% over the first half of 2005. During the first quarter of 2005, the Company received $320,000 of nonrecurring income from the sale of its membership in a debit card processor.

Noninterest Expense

Noninterest expense increased $1.1 million from the second quarter of 2005 to 2006, due in large part to the impact of the Community First acquisition, the Company's initial expansion into the Lynchburg, Virginia market in 2005, and an increase in pension and other employee benefit expense. All personnel and other costs associated with operating the four Community First banking offices are included in the recently completed quarter. Approximate nonrecurring merger expenses incurred during the quarter were $118,000, and consisted primarily of consulting fees and severance payments to former Community First employees. Amortization expense during the second quarter of 2006 related to the Community First core deposit intangible asset was $94,000. Beginning April 1, 2006, this asset is being amortized over ninety-nine months.

For the first half of 2006, noninterest expense was $9.7 million, up 18.6% from $8.2 million during the first half of 2005. Approximate nonrecurring merger expenses during the first six months of 2006 were $172,000.

Deposits and Loans

Average deposits were $638.0 million during the recently completed quarter, up from $480.6 million during the comparable 2005 period. Average loans were $550.7 million during the second quarter of 2006, compared with $420.6 million in the second quarter of 2005. For the first half of 2006, average loans increased 15.9% over 2005. The increases in loans and deposits are primarily the result of the Community First acquisition.

Allowance for Loan Losses and Credit Quality

The allowance for loan losses represented 1.49% of loans at June 30, 2006, down significantly from 2.01% at June 30, 2005, and down slightly from 1.50% at March 31, 2006. Nonperforming assets were $5.0 million or 0.61% of assets at June 30, 2006, compared with 1.40% one year earlier and 0.69% at March 31, 2006.

About American National

American National Bankshares Inc. is the holding company of American National Bank and Trust Company, a community bank with eighteen full service offices serving the areas of Danville, Pittsylvania County, Martinsville, Henry County, South Boston, Halifax County, Lynchburg, Bedford, Bedford County, Campbell County, and portions of Nelson County in Virginia, along with portions of Caswell County in North Carolina. The Bank also operates a loan production office in Greensboro, North Carolina.

American National Bank and Trust Company provides a full array of financial products and services, including commercial, mortgage, and consumer banking; trust and investment services; and insurance. Services are also provided through twenty-three ATMs, "AmeriLink" Internet banking, and 24-hour "Access American" phone banking. Additional information is available on the Bank's website at www.amnb.com. The shares of American National Bankshares Inc. are traded on the NASDAQ Global Select Market under the symbol "AMNB."

This press release may contain "forward-looking statements," within the meaning of federal securities laws that involve significant risks and uncertainties. Statements herein are based on certain assumptions and analyses by the Corporation and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario;; significant changes in regulatory requirements; and significant changes in securities markets. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in the Corporation's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

American National Bankshares Inc. and Subsidiary

Consolidated Balance Sheets

(Dollars in thousands, except share data)

Unaudited

	June 30	
ASSETS	2006	2005
Cash and due from banks	$ 19,352	$ 14,363
Interest-bearing deposits in other banks	16,425	7,030
Securities available for sale, at fair value	157,636	147,633
Securities held to maturity	15,501	19,221
Total securities	173,137	166,854
Loans held for sale	1,005	1,470
Loans, net of unearned income	551,434	416,528
Less allowance for loan losses	(8,208)	(8,378)
Net Loans	543,226	408,150
Bank premises and equipment, net	12,640	7,610
Goodwill	22,517	-
Core deposit intangibles, net	3,071	259
Accrued interest receivable and other assets	19,195	11,117
Total assets	$ 810,568	$ 616,853
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Demand deposits -- noninterest-bearing	$ 109,161	$ 91,653
Demand deposits -- interest-bearing	119,767	76,541
Money market deposits	48,111	39,289
Savings deposits	81,078	81,157
Time deposits	274,505	190,552
Total deposits	632,622	479,192
Repurchase agreements	43,667	44,241
FHLB borrowings	17,163	19,313
Trust preferred capital notes	20,619	-
Accrued interest payable and other liabilities	4,666	2,814
Total liabilities	718,737	545,560
Shareholders' equity:		
Common stock, $1 par, 10,000,000 shares authorized,		
6,162,490 shares outstanding at June 30, 2006 and		
5,445,186 shares outstanding at June 30, 2005	6,162	5,445
Capital in excess of par value	26,353	9,382
Retained earnings	61,423	56,810
Accumulated other comprehensive income (loss), net	(2,107)	(344)
Total shareholders' equity	91,831	71,293
Total liabilities and shareholders' equity	$ 810,568	$ 616,853

American National Bankshares Inc. and Subsidiary

Consolidated Statements of Income

(Dollars in thousands, except per share data)

Unaudited

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Interest Income:				
Interest and fees on loans	$ 10,089	$ 6,382	$ 17,045	$ 12,414
Interest and dividends on securities:				
Taxable	1,358	1,021	2,510	2,140
Tax-exempt	430	497	881	1,024
Dividends	78	59	135	105
Other interest income	191	28	423	70
Total interest income	12,146	7,987	20,994	15,753
Interest Expense:				
Deposits	3,538	1,612	5,845	3,132
Repurchase agreements	335	214	644	367
Other borrowings	242	251	455	495
Trust preferred capital notes	320	-	320	-
Total interest expense	4,435	2,077	7,264	3,994
Net Interest Income	7,711	5,910	13,730	11,759
Provision for Loan Losses	354	240	480	540
Net Interest Income After Provision				
for Loan Losses	7,357	5,670	13,250	11,219
Noninterest Income:				
Trust and investment services	885	767	1,640	1,487
Service charges on deposit accounts	737	632	1,308	1,191
Other fees and commissions	292	273	601	524
Mortgage banking income	203	165	336	265
Securities gains, net	17	-	38	45
Other	133	121	245	513
Total noninterest income	2,267	1,958	4,168	4,025
Noninterest Expense:				
Salaries	2,527	2,049	4,511	3,921
Pension and other employee benefits	673	503	1,322	971
Occupancy and equipment	744	633	1,390	1,234
Bank franchise tax	170	134	310	272
Core deposit intangible amortization	134	113	173	225
Other	1,108	788	2,033	1,588
Total noninterest expense	5,356	4,220	9,739	8,211
Income Before Income Tax Provision	4,268	3,408	7,679	7,033
Income Tax Provision	1,266	984	2,271	2,026
Net Income	$ 3,002	$ 2,424	$ 5,408	$ 5,007
Net Income Per Common Share:				
Basic	$ 0.49	$ 0.44	$ 0.93	$ 0.91
Diluted	$ 0.48	$ 0.44	$ 0.93	$ 0.90
Average Common Shares Outstanding:				
Basic	6,172,522	5,472,021	5,805,287	5,491,211
Diluted	6,207,543	5,517,736	5,840,871	5,538,074

Financial Highlights
American National Bankshares Inc. and
Subsidiary

(Dollars in thousands, except share data, unaudited)	Three Months Ended June 30				Six Months Ended June 30			
	2006	2005	Change		2006	2005	Change	
EARNINGS								
Interest income	$ 12,146	$ 7,987	52.1%		$ 20,994	$ 15,753	33.3%	
Interest expense	4,435	2,077	113.5		7,264	3,994	81.9	
Net interest income	7,711	5,910	30.5		13,730	11,759	16.8	
Provision for loan losses	354	240	47.5		480	540	(11.1)	
Noninterest income	2,267	1,958	15.8		4,168	4,025	3.6	
Noninterest expense	5,356	4,220	26.9		9,739	8,211	18.6	
Income taxes	1,266	984	28.7		2,271	2,026	12.1	
Net income	3,002	2,424	23.8		5,408	5,007	8.0	
PER COMMON SHARE								
Earnings per share - basic	$ 0.49	$ 0.44	11.4%		$ 0.93	$ 0.91	2.2%	
Earnings per share - diluted	0.48	0.44	9.1		0.93	0.90	3.3	
Cash dividends paid	0.22	0.21	4.8		0.43	0.41	4.9	
Book value per share					14.90	13.09	13.8	
Book value per share - tangible (a)					10.75	13.05	(17.6)	
Closing market price					23.13	23.58	(1.9)	
FINANCIAL RATIOS								
Return on average assets	1.48%	1.56%	(8)	bp	1.50%	1.61%	(11)	bp
Return on average equity	13.38	13.58	(20)		13.32	14.07	(75)	
Return on average tangible equity (b)	19.52	14.09	543		16.28	14.60	168	
Average equity to average assets	11.07	11.52	(45)		11.25	11.47	(22)	
Net interest margin (FTE)	4.24	4.14	10		4.19	4.12	7	
Efficiency ratio	54.01	51.87	214		53.96	50.31	365	
PERIOD END BALANCES								
Securities					$ 173,137	$ 166,854	3.8%	
Loans held for sale					1,005	1,470	(31.6)	
Loans, net of unearned income					551,434	416,528	32.4	
Goodwill and other intangibles					25,588	259	N/A	
Assets					810,568	616,853	31.4	
Assets - tangible (a)					784,980	616,594	27.3	
Deposits					632,622	479,192	32.0	
Repurchase agreements					43,667	44,241	(1.3)	
FHLB borrowings					17,163	19,313	(11.1)	
Trust preferred capital notes					20,619	-	N/A	
Shareholders' equity					91,831	71,293	28.8	
Shareholders' equity - tangible (a)					66,243	71,034	(6.7)	
AVERAGE BALANCES								
Securities	$ 183,393	$ 172,577	6.3%		$ 177,796	$ 176,586	0.7%	
Total loans	550,706	420,612	30.9		481,818	415,598	15.9	
Interest-earning assets	749,709	597,153	25.5		678,053	597,583	13.5	
Goodwill and other intangibles	26,268	304	N/A		13,260	360	N/A	
Assets	810,627	619,758	30.8		721,685	620,333	16.3	
Assets - tangible (a)	784,359	619,454	26.6		708,425	619,973	14.3	
Interest-bearing deposits	525,889	397,602	32.3		469,624	402,860	16.6	
Deposits	638,020	480,625	32.7		570,098	483,605	17.9	

Repurchase agreements	41,594	44,274	(6.1)	40,772	41,813	(2.5)
Other borrowings	37,878	21,426	76.8	27,070	21,360	26.7
Shareholders' equity	89,729	71,397	25.7	81,194	71,163	14.1
Shareholders' equity - tangible (a)	63,461	71,093	(10.7)	67,934	70,803	(4.1)

CAPITAL

Average shares outstanding - basic	6,172,522	5,472,021	12.8%	5,805,287	5,491,211	5.7%
Average shares outstanding - diluted	6,207,543	5,517,736	12.5	5,840,871	5,538,074	5.5
Shares repurchased	17,300	48,950	(64.7)	31,200	79,350	(60.7)
Average price of shares repurchased	$ 23.25	$ 24.39	(4.7)	$ 23.28	$ 24.54	(5.1)

ALLOWANCE FOR LOAN LOSSES

Beginning balance	$ 6,164	$ 8,127	(24.2)%	$ 6,109	$ 7,982	(23.5)%
Allowance acquired in merger	1,598			1,598		
Provision for loan losses	354	240	47.5	480	540	(11.1)
Charge-offs	(75)	(39)	92.3	(226)	(272)	(16.9)
Recoveries	167	50	234.0	247	128	93.0
Ending balance	$ 8,208	$ 8,378	(2.0)	$ 8,208	$ 8,378	(2.0)

NONPERFORMING ASSETS

Nonperforming loans:						
90 days past due				$ 226	$ 290	(22.1)%
Nonaccrual				4,297	8,216	(47.7)
Foreclosed real estate				435	158	175.3
Nonperforming assets				$ 4,958	$ 8,664	(42.8)

ASSET QUALITY RATIOS (c)

Net chargeoffs (recoveries) to average loans	(0.07)%	(0.01)%	(6) bp	(0.01)%	0.07%	(8) bp
Nonperforming assets to total assets				0.61	1.40	(79)
Nonperforming loans to total loans				0.82	2.04	(122)
Allowance for loan losses to total loans				1.49	2.01	(52)
Allowance for loan losses to nonperforming loans				1.81 X	0.98 X	83

Notes:

(a) - Excludes goodwill and other intangible assets

(b) - Excludes amortization expense, net of tax, of intangible assets

(c) - Balance sheet amounts used in calculations are based on period end balances

bp - Change is measured as difference in basis points

FTE - Fully taxable equivalent basis

N/A - Percentage change is not applicable or not meaningful